     EXHIBIT 1
YEAR 2007 / 4th QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.
     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.
Overview
     We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 36 years we have been in the same basic business of helping buyers worldwide find products and suppliers in Asia.
     We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels — online marketplaces, magazines and trade shows.
     We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business to business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
     In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
     We derive revenue from three principal sources.
     Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.
     Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports.

     We recognize revenue from our Online and Other Media Services ratably over the period in which the marketing website is hosted and/or the advertisement is displayed. Our advertising contracts do not exceed one year.
     Exhibitions — trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held during the fourth quarter of 2003. Subsequently, we held several China Sourcing Fairs events in the second and fourth quarters of 2004, 2005 and 2006. During the current year, we held two series of four China Sourcing Fairs each in April 2007 and October 2007. In addition, we launched new China Sourcing Fairs events in Dubai in June 2007 and in Shanghai in December 2007. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year. International IC China Conferences and Exhibitions were held in March 2007 in the current year and these same exhibitions were held in March 2006 last year. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the conclusion of the related events. As a result, second quarter and fourth quarter revenue is expected to be higher than the first and third quarter revenue. Revenue from exhibitions are likely to grow as a percentage of total revenue in future years as we hold more China Sourcing Fairs.
Results of Operations
The following table sets forth the results of our operations:

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)

Revenue:
Online and other media services (Note 1)	$33,969	$30,335	$125,818	$113,097
Exhibitions	25,455	21,608	51,608	42,122
Miscellaneous	1,360	361	4,633	1,262

	60,784	52,304	182,059	156,481

Operating Expenses:
Sales	20,641	15,451	61,773	50,380
Event production	9,915	9,169	20,155	18,414
Community	9,327	8,231	27,086	24,885
General and administrative	12,238	10,605	44,167	38,945
Online services development	1,503	1,145	5,703	4,499
Amortization of software cost and intangibles	75	328	193	1,250

Total Operating Expenses	53,699	44,929	159,077	138,373

Income from Operations	$7,085	$7,375	$22,982	$18,108

Net Income	$8,148	$15,310	$23,999	$27,880

     Note: 1.Online and other media services consists of:

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)

Online services	$20,501	$16,927	$75,919	$64,396
Print services	13,468	13,408	49,899	48,701

	$33,969	$30,335	$125,818	$113,097

     The following table represents our revenue by geographical areas:

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)

Asia	$57,823	$49,334	$171,621	$146,315
United States	2,346	2,091	8,596	7,610
Europe	99	462	242	1,571
Others	516	417	1,600	985

Total revenue	$60,784	$52,304	$182,059	$156,481

Consolidated Results
Revenue
     Our Online and Other Media Services revenue grew by 12% from $30.3 million during the three months ended December 31, 2006 to $34.0 million during the three months ended December 31, 2007 resulting from a 21% growth in our Online and Other Media Services revenue in our China market and the growth in our Thailand, Korea and United States markets off-set by decline in some of our other markets during the quarter. China represented 59% of Online and Other Media Services revenue during the fourth quarter of 2007 compared to 55% during the fourth quarter of 2006. Our Exhibitions revenue grew by 18% from $21.6 million during the three months ended December 31, 2006 to $25.5 million during the three months ended December 31, 2007 resulting from a growth in our China market. Our total revenue grew by 16% to $60.8 million during the three months ended December 31, 2007 from $52.3 million during the three months ended December 31, 2006. China accounted for 63% of total revenue during the three months ended December 31, 2007 compared to 58% of total revenue during the three months ended December 31, 2006. Total revenue from China grew by 28% during the three months ended December 31, 2007 compared to three months ended December 31, 2006 mainly due to growth in our exhibitions revenue and online and other media services revenue.
     Total revenue grew to $182.1 million during the year ended December 31, 2007 from $156.5 million during the year ended December 31, 2006, a growth of 16% driven primarily by the growth in our China Sourcing Fairs exhibitions revenue and our online and other media services revenue. Our Online and Other Media Services revenue grew by $12.7 million or 11% to $125.8 million during the year ended December 31, 2007, as compared with $113.1 million during the year ended December 31, 2006 due to a 23% growth in our China market and the growth in our Hong Kong, Korea, Thailand and USA markets, off-set by a decline in some of our other markets during the year ended December 31, 2007. China represented 59% of Online and Other Media Services revenue during the year ended

December 31, 2007 compared to 53% during the year ended December 31, 2006. Our Exhibitions revenue grew from $42.1 million during the year ended December 31, 2006 to $51.6 million during the year ended December 31, 2007, a growth of 23%, due mainly to growth in revenue of our China Sourcing Fairs during the year 2007 held in Hong Kong, Dubai and Shanghai. Our exhibitions revenue from China grew by 46% during the year ended December 31, 2007 compared to year ended December 31, 2006. China represented 65% of Exhibitions revenue during the year ended December 31, 2007 compared to 55% during the year ended December 31, 2006.
     We have made substantial progress in developing our customer base in China, our largest market. Total revenue from China grew by 31% during the year ended December 31, 2007 compared to year ended December 31, 2006 due to growth in our China Sourcing Fairs exhibitions, International IC China Conferences and Exhibitions and Online and Other Media Services revenue. We expect revenue from China as a percentage of total revenue to continue to grow and China overall revenue to continue to grow.
     Global Sources’ mission is to connect global buyers and suppliers by providing the right information, at the right time, in the right format.
     Our key business objective is to be the preferred provider of content, services, and integrated marketing solutions that enable our customers to achieve a competitive advantage. It is also our goal to be the largest B2B media company serving the two-way supply chain between China and the world — and within China.
Business Strategy
     Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process.
Growth Strategy
     The Global Sources growth strategy is built around the following four key foundations.
Market Penetration
     Global Sources is well placed in its existing markets which offer significant opportunities for further growth.
     We have a large number of prospects within the 150,000 suppliers listed on globalsources.com. Our market penetration plans include continued growth of our China Sourcing Fairs, cross selling to clients not using online, print and shows — and achieving continued strong growth in China.
a.	Growing China Sourcing Fairs revenue. We plan to grow revenue by increasing both the amount of space we rent and the average revenue per booth.

b.
Cross-selling to clients not using online, print and shows. Our objective is to maximize our share of our customers’ marketing budgets. A particular opportunity is the large number of new, trade show-only customers we have added over the past few years who are primary prospects to use our print and online services.

c.	Continued high growth in China. As China is steadily enhancing its position as the World’s primary supply market for a wide range of consumer products, we expect revenue from China to continue to grow faster than our overall revenue.
New Product Development
     Our product development plans include increasingly specialized online marketplaces, magazines and trade shows — as well as entirely new media formats. For example, we launched online marketplaces and magazines titled Gifts & Premiums — and Home Products. Another example is the spring 2007 launch of a new monthly magazine titled Security Products to accompany a pre-existing online vertical, the September 2007 launch of a new magazine titled Elegant Living. We also launched a new online marketplace titled Sports & Leisure, the print magazine of which is launched in fourth quarter of 2007. Also a new China Sourcing Fair: Underwear & Swimwear was held in Spring 2007 and fall 2007 in Hong Kong. In addition, in October 2007 we launched Global Sources Online 2.0, a next-generation B2B sourcing service. The new site gives buyers comprehensive supplier and product search results comprised of Global Sources Verified Supplier content plus content from select third-party sites and general results from the entire World Wide Web. “New media” initiatives include application websites for engineers, e-news letters, and webcasts.
Expansion into China’s Domestic B2B Market
     A primary objective is to become increasingly involved in serving China’s domestic B2B markets — something we consider to be an attractive growth market and a synergistic complement to our existing businesses that serve China’s export and import sectors.
We intend to launch new online, print and/or trade show products in existing or related industry sectors. These initiatives are expected to also leverage our brands, content, skills and community, and to build on our existing successes with Chinese language media including Chief Executive China, the leading management magazine and website for China, and EE Times-China, the leading website and magazine for China’s electronics engineers.
     We already have more than one million “readers” in China built up over decades of on-the-ground work. This demographically rich database is comprised primarily of audited magazine subscribers and registered online users. Our Chinese language websites now attract more than 12 million page views every month.
     We may also extend some of our existing English-language verticals into the China domestic market. For example, we launched two domestic trade shows in Shanghai in December 2007, titled Fashion Accessories and Baby & Children’s Products.
Acquisitions and/or Alliances
     We intend to support our growth strategy through acquisitions and/or alliances designed to drive growth and accelerate achievement of strategic goals.
     We plan to seek complementary businesses, technologies or products that we believe would help us maintain and achieve market leading positions in particular niche markets.
     We have a joint venture with CMP Media and an alliance with Penton Media, and intend to continue seeking similar opportunities where we can create significant operating synergies with an overseas partner by applying our China resources, expertise and experience.

     We believe that success with our objectives and growth strategy will enable Global Sources to achieve its financial targets. We are committed to delivering superior shareholder returns.
Operating expenses
     Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. For online and other media services the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event.
     Sales costs consist of operating costs for our sales departments and the commissions and marketing fees paid and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. Sales costs increased from $15.5 million during the three months ended December 31, 2006 to $20.6 million during the three months ended December 31, 2007, an increase of 33% due mainly to increase in sales commission resulting from an increase in revenue, increase in sales marketing fees for new initiatives and increase in fourth quarter of 2007 in non-cash compensation expense relating to share awards to sales team members under our equity compensation plans.
     Sales costs increased from $50.4 million during the year ended December 31, 2006 to $61.8 million during the year ended December 31, 2007, an increase of 23% due mainly to increase in sales commission resulting from an increase in revenue, increase in sales marketing fees for new initiatives and increase in non-cash compensation expense relating to share awards to sales team members under our equity compensation plans.
     Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.
     Event production costs increased by $0.7 million from $9.2 million during the three months ended December 31, 2006 to $9.9 million during the three months ended December 31, 2007, primarily due to increase in exhibitions revenue.
     Event production costs increased by 10% from $18.4 million during the year ended December 31, 2006 to $20.2 million during the year ended December 31, 2007, primarily due to increase in our exhibitions revenue.
     Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.
     Community costs increased from $8.2 million during the three months ended December 31, 2006 to $9.3 million during the three months ended December 31, 2007, an increase of 13%. This increase was due mainly to an increase in bulk circulation costs, paper costs, printing charges, magazine subscription promotion costs, fees paid to third parties and promotion costs for our exhibition events.
     Community costs increased from $24.9 million during the year ended December 31, 2006 to $27.1 million during the year ended December 31, 2007, an increase of 9%. This increase was due mainly to increase in bulk circulation costs, paper costs, printing charges, magazine subscription promotion costs, travel costs, fees paid to third parties, increase in our participation in third party trade shows to promote our products and services to buyer community, and increase in promotion costs for our exhibition events.
     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs increased from $10.6 million during the three months ended December 31, 2006 to $12.2 million during the three months ended December 31, 2007, an increase of 15%, due mainly to the increases in fees paid to third parties, content management services costs, information technology services costs, payroll costs, travel costs, depreciation costs and increase in non-cash compensation expense relating to share awards to team members under our equity compensation plans (Please see paragraph on “Non-cash compensation expense”).
     General and administrative costs increased from $38.9 million during the year ended December 31, 2006 to $44.2 million during the year ended December 31, 2007, an increase of 14%, due mainly to the increases in fees paid to third parties, content management services costs, information technology services costs, payroll costs, travel costs, depreciation costs and increase in non-cash compensation expense relating to share awards to team members under our equity compensation plans.
     Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services increased by 36% from $1.1 million during the three months ended December 31, 2006 to $1.5 million during the three months ended December 31, 2007 due mainly to increases in depreciation costs, internet communications costs and fees paid to third parties.
     Online services development costs to fund the updating and maintenance of our online services increased by 27% from $4.5 million during the year ended December 31, 2006 to $5.7 million during the year ended December 31, 2007 due mainly to increases in depreciation costs and internet communications costs, and fees paid to third parties.
     Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (ECP) to both employees and team members. We also recognize non-cash compensation expenses relating to the shares purchased by our directors under Directors Purchase Plan. The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the three months ended December 31, 2007 was $3.6 million compared to $1.2 million recorded during the three months ended December 31, 2006. The increase is due mainly to re-measurement of equity compensation expense based on our prevailing share price and new share awards during the year 2007, off-set partially by completed vesting of some of the past share awards.
     The total non-cash compensation expense, resulting from the ECP and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the year ended December 31, 2007 was $7.8 million compared to $4.1 million recorded during the year ended December 31, 2006. The increase is due mainly to re-measurement of equity compensation expense based on our prevailing share price and new share awards during the year 2007, off-set partially by completed vesting of some of the past share awards.
     The corresponding amounts for the non-cash compensation expenses are credited to shareholders’ equity.
     Amortization of software cost and intangibles. Amortization of software cost was $0.1 million during the three months ended December 31, 2007 compared to $0.3 million during three months ended December 31, 2006.
     Amortization of software cost was $0.2 million during the year ended December 31, 2007 compared to $1.3 million during year ended December 31, 2006.
     Income From Operations. The total income from operations during the three months ended December 31, 2007 was $7.1 million as compared to $7.4 million during the three months ended December 31, 2006. The decline in total income from operations resulted mainly from increases in sales costs, event production costs, community costs, general and administrative costs and online services development costs, off-set partially by growth in revenue and decline amortization of software costs.
     The total income from operations during the year ended December 31, 2007 was $23.0 million as compared to $18.1 million during the year ended December 31, 2006. The growth in total income from operations resulted mainly from growth in revenue and a decline in amortization of software costs off-set partially by increases in sales costs, event production costs, community costs, general and administrative costs and online services development costs.
     Interest and dividend income and Gain on Sale of Available-for-sale Securities. We recorded an interest income of $1.7 million arising mainly from U.S. Treasury securities and a gain of $2.9 million arising from the sale of available-for-sale securities including $2.4 million gain from sale of HC International shares during the three months ended December 31, 2007 compared to an interest and dividend income of $1.8 million during the three months ended December 31, 2006.
     We recorded an interest income of $6.6 million arising mainly from U.S. Treasury securities and a gain of $2.9 million arising from the sale of available-for-sale securities including $2.4 million gain from sale of HC International shares during the year ended December 31, 2007 compared to a gain of $0.3 million and an interest and dividend income of $5.6 million during the year ended December 31, 2006.
     Loss on investment, net. During the first half of 2007, we recorded an impairment charge of approximately $2.3 million on our investment in HC International, Inc and a $0.5 million received pursuant to the indemnification obligations of the vendor under the purchase agreement for the HC International investment. The $1.8 million represents the impairment loss, net of the $0.5 million received. (Please see “Liquidity and Capital Resources” section).
     Impairment of goodwill and intangible assets. During the fourth quarter of 2007, we recorded an impairment charge of approximately $3.1 million on the goodwill and intangible assets acquired by us in our business acquisition of Blue Bamboo China Ventures. (Please see “Liquidity and Capital Resources” section).
     Income Taxes. We and certain other subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.
     We reported a tax credit of $0.3 million during the three months ended December 31, 2007 resulting mainly from the recognition of deferred tax asset for the expected future tax benefit of expenses incurred by our subsidiary, which are not yet deductible for tax purposes, compared to a tax provision of $0.3 million during the three months ended December 31, 2006.
     We reported a tax provision of $0.3 million during both the year ended December 31, 2007 compared to a tax provision of $0.9 million during the year ended December 31, 2006. The reduction in tax expense resulted primarily from the recognition of deferred tax asset for the expected future tax benefit of expenses incurred by our subsidiary, which are not yet deductible for tax purposes and reduction in tax expense for two of our subsidiaries due to reduction in their income, as we outsourced most of operations previously carried out by these subsidiaries.
     Cumulative effect of change in accounting principle. During the first half of 2006, we have recorded a credit to expenses of $0.3 million resulted from the cumulative effect of change in accounting principle, upon adoption of SFAS No.123(R) with effect from January 1, 2006. There was no such credit to expenses during the year 2007.
     Net Income. Net income was $8.1 million during the three months ended December 31, 2007, compared to $15.3 million during the three months ended December 31, 2006. The decline in net income resulted mainly from increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs and foreign exchange losses, impairment of goodwill and intangible assets and reduction in gain on sales of shares to minority shareholder and interest income thereon off-set partially by growth in revenue, decline in amortization of software costs, increase in gain on sale of available-for-sale securities and reduction in tax provision.
     Net income was $24.0 million during the year ended December 31, 2007, compared to a net income of $27.9 million during the year ended December 31, 2006. The decline in net income resulted from increases in sales costs, event production costs, community costs, general and administrative costs, online services development costs, net loss on investment, impairment of goodwill and intangible assets, foreign exchange losses and share of profits attributable to a minority shareholder during the year 2007 due to profitable performance of a subsidiary off-set partially by growth in revenue, decline in amortization of software costs, increase in interest and dividend income, increase in gain on sale of available-for-sale securities and a reduction in tax provision.

Liquidity and Capital Resources
     We financed our activities for the year ended December 31, 2007 using cash generated from our operations.
     Net cash generated from operating activities was $60.6 million during the year ended December 31, 2007, compared to $36.7 million cash generated from operating activities during the year ended December 31, 2006. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
     Advance payments received from customers were $83.1 million as of December 31, 2007, compared to $63.8 million as at December 31, 2006, improving our liquidity. A majority of our customers in China pay us in advance for our Online and other media services business. Our Exhibitions business collections generally are all advance payments. We expect the growth in our revenues from China to continue and we plan to launch more Exhibition events in the future. As a result, we expect that the advance payments received from customers to continue to increase in the future as our revenue increases.
     Receivable from sales representatives declined from $13.2 million as of December 31, 2006 to $12.3 million as of December 31, 2007 improving our liquidity. Though the receivable from sales representatives may decline in near future as the collections are transferred to our bank account, we expect the receivable from sales representatives to slightly increase in the long term due to expected growth in our China business and our Exhibitions business. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our senior management staff.
     We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required in future.
     Net cash provided by investing activities was $1.6 million during the year ended December 31, 2007, resulting from the net sale of available-for-sale securities of $15.8 million, $0.2 million proceeds from matured bonds off-set partially by $11.3 million cash used for capital expenditures mainly for purchase of office premises in China, for computers, software, office furniture, leasehold improvements and software development and $3.1 million cash used for acquiring the business of Blue Bamboo. Net cash used in investing activities during the year ended December 31, 2006 was $14.1 million, resulting from net purchase of available-for-sale securities of $12.1 million, $4.9 million cash used for capital expenditures mainly on office furniture, for computers, softwares, leasehold improvements and software development off-set partially by $0.2 million proceeds from matured bonds and $2.7 million net proceeds from sale of shares to minority shareholder, interest income thereon and repurchase of share dividends from minority shareholder.
     We invest our excess cash in U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business. The majority of the available-for-sale securities have maturities of less than nine months.
     As of December 31, 2007, securities with an original maturity of three months or less are presented under cash and cash equivalents. We have reclassified such securities as at

December 31, 2006 of $109.9 million from available-for-sale securities to cash and cash equivalents to conform to current year presentation.
     Generally, we hold the securities with specified maturity dates such as Treasury Bills until their maturity but the securities managed by high quality institutions that do not have fixed maturity dates are generally sold at the end of each quarter and proceeds reinvested in similar securities at the beginning of the following quarter. During the year ended December 31, 2007 we sold available-for-sale securities of $15.8 million. We reinvested the sale proceeds in U.S. Treasury securities.
     We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price.
     Net cash generated from financing activities was $0.4 million during the year ended December 31, 2007, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan. Net cash generated from financing activities was $0.4 million during the year ended December 31, 2006, which represents the amount received from directors for the shares subscribed by them in the Directors Purchase Plan.
     We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2007, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2007, such guarantee amounted to $0.003 million.
     We recorded a valuation allowance for the deferred tax assets of $6.1 million as at December 31, 2007 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
     During the first quarter of 2004, we entered into a number of license agreements for our exhibition events amounting to $29.7 million in payments over five years. The agreements are cancelable under Force Majeure conditions, and with the consent of the other party but may be subject to a payment penalty. As of December 31, 2007, we paid $23.5 million under these agreements. Subsequently, during the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2007, we paid approximately $1.1 million under these agreements.
     We also entered into several agreements for the event specific promotion of our exhibition events amounting to $4.0 million, in payments over five years. As of December 31, 2007, we paid $3.2 million under these agreements.
     On March 5, 2007, we announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on March 16, 2007 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about April 16, 2007. In addition, we have reclassified $0.038 million and $0.038 million from additional paid in capital to common share capital as of December 31, 2007 and December 31, 2006 respectively, in connection with the bonus share issue.

     On December 20, 2007, we once again announced a one for ten bonus share issue on our outstanding common shares. Shareholders of record on January 1, 2008 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about February 1, 2008. In addition, we have reclassified $0.042 million and $0.042 million from additional paid in capital to common share capital as of December 31, 2007 and December 31, 2006 respectively, in connection with the bonus share issue.
     HC International Inc. (“HC International”) is a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. In the year 2006, our wholly-owned subsidiary, Trade Media Holdings Limited (“TMHL”), entered into an agreement (“Sale and Purchase Agreement”) with IDG Technology Venture Investment, Inc. (“IDGVC”) for, and completed, the purchase from IDGVC of 47,858,000 HC International shares (representing an approximate 9.77% equity interest in HC International as of September 30, 2007), at a consideration of approximately $9.9 million, which was subject to an adjustment (“Price Adjustment”) if and when HC International achieved a certain benchmark with reference to the HC International group’s performance (“Performance Benchmark”) or upon completion of the sale and purchase of the Option HC Shares (as defined below).
     We announced, via a press release dated March 19, 2007, that the Performance Benchmark referred to above has not been met, and that accordingly, TMHL would not be required to make the Price Adjustment referred to above under the condition relating to the Performance Benchmark.
     TMHL also entered into a call options deed with IDGVC, Guo Fansheng (“Guo”) and others (which include certain members of the senior management of HC International) (“Option Grantors”), under which the Option Grantors granted to TMHL (i) a right, exercisable within 12 months from June 21, 2006 (the date of completion of the Sale and Purchase Agreement) (“Option Period”), to purchase all (but not in part only) of the 167,722,814 HC International shares owned by the respective Option Grantors and any HC International shares that may be issued by HC International to certain directors of HC International if the options granted in accordance with the share option schemes of HC International (amounting to an aggregate of 4,185,320 HC International shares) are exercised, which together represent a maximum of approximately 35.11% of the total issued share capital of HC International as of September 30, 2007 (“Option HC Shares”), at an exercise price of approximately $0.2896 per Option HC Share; and (ii) an undertaking to accept any offer for the Option HC Shares at a price of not less than approximately $0.2896 per Option HC Share, during the Option Period.
     In addition, TMHL also entered into a call option deed with Huicong Construction Co., Ltd. (“Huicong Construction”), in which Guo has an 80% equity interest, under which Huicong Construction granted to TMHL a right, exercisable within the Option Period, to purchase (or to nominate a subsidiary of TMHL to purchase) Huicong Construction’s entire 18% equity interest in Beijing Huicong International Information Co., Ltd. (“Beijing Huicong”), an 82% indirect subsidiary of HC International (“Beijing Huicong Option”), at an aggregate exercise price of approximately $31.9 million.
     We announced, via a press release dated June 17, 2007, that TMHL would not be exercising the HC Options and the Beijing Huicong Option (collectively, the “Options”). Both Options subsequently lapsed and expired at the end of the Option Period, without being exercised by TMHL.

     In the last quarter of 2007, we announced, via a press release dated December 10, 2007, that we and TMHL had entered into an agreement with IDG Technology Venture Investment III, L.P. (“IDGTVI III”) to sell all our and TMHL’s equity interests in HC International (amounting to 62,652,000 HC International shares) to IDGTVI III, at a sale consideration of approximately $0.1968 per HC International share. The sale was subsequently completed on December 18, 2007, as announced in our press release dated December 18, 2007.
     On August 1, 2006 HC International appointed our Chief Operating Officer, John Craig Pepples (“Pepples”), as a non-executive director on the board of directors of HC International. However upon completion of the afore-mentioned sale of all of our and TMHL’s equity interests in HC International, Pepples resigned from the board of directors of HC International, as announced in our press release dated December 18, 2007.
     As the fair value of this investment as of June 30, 2007 is less than the cost, our management evaluated the investment in HC International as of June 30, 2007 for impairment and concluded that the impairment was other-than-temporary impairment. As per the Company’s accounting policy, declines in value judged to be other-than-temporary on available-for-sale securities are included in the statement of income. Accordingly the unrealized loss of approximately $2.3 million on the HC International investment was recorded in the income statement for the second quarter ended June 30, 2007.
     Pursuant to IDGVC’s indemnification obligations under the Sale and Purchase Agreement, TMHL received approximately $0.5 million from IDGVC during the second quarter ended June 30, 2007. This amount was recorded in the income statement for the second quarter ended June 30, 2007.
     The approximate amount of $1.8 million, being the net amount of the approximately $2.3 million impairment loss and the approximately $0.5 million receipt mentioned above, is reflected under the item “Loss on Investment, net” in the income statement for the year ended December 31, 2007.
     During the fourth quarter of 2007, we and TMHL sold all the 62,652,000 HC International shares held by us and TMHL to IDGTVI III, at approximately $0.1968 per HC International share and recorded a gain of approximately $2.4 million, which is included under “Gain on sale of available-for-sale securities” in the income statement for both the fourth quarter and the year ended December 31, 2007.
     During the first quarter of 2007, we entered into a letter of intent, followed by a purchase agreement, to purchase approximately 1,939.38 square meters of office space in a commercial building known as “Excellence Times Square” in Shenzhen, China, at a purchase price of approximately $7.0 million, out of which a total down-payment of approximately $0.09 million was made in the first quarter of 2007 and the balance of approximately $6.91 million was paid in April 2007. Delivery of the office space to the Company was completed in second quarter of 2007.
     On August 16, 2007, Trade Media Holdings Limited (“TMHL”), our wholly owned subsidiary and Blue Bamboo China Ventures (“BBCV”) an exempted company incorporated in Cayman Islands entered into Sales and Purchase Agreement (“S&P”) with BBCV, in which TMHL will purchase certain intellectual property rights and other related intangible assets (the “Acquired Assets”) of BBCV. The S&P was duly completed on September 12, 2007. BBCV is an online media company that built a network of four websites that provide information about home renovation, overseas study, weddings and parenting to urban

Chinese consumers. This acquisition was made in line with our strategy to expand our domestic China initiatives.
     We recorded this transaction as a business acquisition in accordance with SFAS No.141. The total purchase consideration was $3.1 million, of which approximately $1.4 million was paid to BBCV on the completion date, approximately $1.6 million was placed in an escrow account with an appointed escrow agent and the balance $0.1 million was the direct transaction costs. The escrow amount will be released to BBCV within one year of the completion date, subject to terms and conditions stipulated in the S&P.
     The allocation of purchase consideration to the assets acquired based on their fair values was as follows:

US$ millions
Website intangibles	$0.6
Goodwill	$2.5

Total	$3.1

     The intangible assets have useful life of five years. We have recorded $0.03 million amortization costs on the website intangible assets in our financials statements.
     Subsequent to the acquisition, we realigned our business strategy to focus on the development of our other Global Sources domestic B2B China initiatives such as Elegant Living Online and Electronic Supply & Manufacturing — China Online and have terminated our plans to launch Blue Bamboo websites.
     Due to this change in business strategy, we no longer have any plans to launch the newly acquired business. Hence, we performed an impairment assessment of the Blue Bamboo website intangibles and goodwill and determined that the carrying values of website intangibles of $0.6 million and goodwill of $2.5 million were fully impaired and recorded an impairment charge of $3.1 million in our financial statements for the quarter and the year ended December 31, 2007.
     On February 4, 2008 our board of directors has authorized a program to buyback up to $50 million of common shares. We intend, from time to time, as business conditions warrant, to purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of April 30, 2008, we have not bought back any of our shares.
     We have no bank debt as at December 31, 2007.
     We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations.

Recent Accounting Pronouncements
     The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition:
(i)	EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).

(ii)	FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.
     We are currently evaluating whether the adoption of the following recent accounting pronouncements have any impact on our consolidated financial statements:
(i)	SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”).

(ii)	SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”.

(iii)	SFAS No. 160, “Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements — an amendment of ARB No.51”.
     The above recent accounting pronouncements are discussed in detail below:
     In March 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-3 provides guidance on presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer. As per EITF 06-3, the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of taxes in interim and annual financial statements for each period for which income statement is presented if these amounts are significant. The EITF 06-3 guidance is applicable to financial reports for interim and annual reporting periods beginning after December 15, 2006. We adopted EITF 06-3 guidance with effect from January 1, 2007. We are presenting the taxes on gross basis, i.e. included in revenues and costs.
     In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. We adopted FIN No. 48 with effect from January 1, 2007 and the adoption of this interpretation does not have any material impact on our consolidated financial statements.

     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As required under SFAS No. 157, the statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except that the Statement shall be applied retrospectively to certain financial instruments as of the beginning of the fiscal year in which this Statement is initially applied (a limited form of retrospective application). However in February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair values in the financial statements on a recurring basis. This FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008. We will adopt SFAS No. 157 from January 1, 2008, except as it applies to those nonfinancial assets and nonfinancial liabilities as noted in FSP FAS 157-2. We are currently evaluating whether the partial adoption of SFAS No. 157 has any impact on our consolidated financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal year beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS No. 159 has any impact on our consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 160, “ Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements — an amendment of ARB No.51”. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. We are currently evaluating whether the adoption of SFAS No. 160 has any impact on our consolidated financial statements.
Qualitative and Quantitative Disclosures about Market Risk
     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenue that was not fully offset by lower expense levels in Asian operations.
     This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of December 31, 2007 (in U.S. Dollars Thousands)				As of December 31, 2006 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	Within 1 year	Thereafter	Total	Fair value	2007	Thereafter	Total	Fair value

HKD	1,549	-	1,549	1,549	1,741	-	1,741	1,741
CNY	2,918	-	2,918	2,918	2,447	-	2,447	2,447
TWD	774	-	774	774	1,034	-	1,034	1,034
JPY	160	-	160	160	167	-	167	167

	5,401	-	5,401	5,401	5,389	-	5,389	5,389

     We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. dollars or is received in the Hong Kong currency which is currently pegged to the U.S. dollar, the Chinese currency, which historically remained relatively stable but slightly strengthened recently against the U.S. Dollar and the New Taiwan Dollar which is relatively stable against U.S.Dollar. Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenue and expenses fluctuate in tandem thus reducing the net impact on our profits.
     During the year ended December 31, 2007 and the year ended December 31, 2006, we have not engaged in foreign currency hedging activities.
     In the year ended December 31, 2007 and the year ended December 31, 2006, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.
Forward-looking Statements Disclaimer
     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.
     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.